UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2018

Commission File No.: 001-36664

CHINA LENDING CORPORATION

11th Floor, Satellite Building

473 Satellite Road

Economic Technological Development Zone

Urumqi, Xinjiang, China 830000

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 6, 2018, China Lending Corporation (the “Company”) and certain institutional investors entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such investors an aggregate of 769,232 ordinary shares together with Series A warrants to purchase a total of 576,924 ordinary shares (the “Series A Warrants”), for gross proceeds of approximately $2.0 million. Each investor will receive a Series A Warrant to purchase a number of shares equal to 75% of the number of ordinary shares the investor purchases in the offering with a warrant term of four (4) years. The purchase price for each ordinary share and the related Series A Warrants is $2.60. The Series A Warrants have an exercise price of $2.60. The Series A Warrants are subject to anti-dilution provisions that require adjustment of the number of ordinary shares that may be acquired upon exercise of the Series A Warrants, or to the exercise price of such shares, or both, to reflect stock dividends and splits, subsequent rights offerings, pro-rata distributions, and certain fundamental transactions. The Series A Warrants also contain “full ratchet” price protection in the event of subsequent issuances below the applicable exercise price. In connection with the offering, the investors also received Series B warrants with an initial face amount of 200,000 ordinary shares, which are subject to adjustment not in excess of an aggregate of 462,843 ordinary shares (the “Series B Warrants”) for nominal consideration. If on the 30th day after the closing date of the transaction (the “Adjustment Date”), the closing bid price of the Company’s ordinary shares is less than $2.60, the investors shall have the right to exercise the Series B Warrants and the number of ordinary shares to be issued to the investors upon exercise of the Series B Warrants shall be adjusted (upward or downward, as necessary) based on the closing bid price of the Company's ordinary shares on such date. For example, if the stock price falls to a floor price of $1.18, established by the parties, the Series B Warrant shall be exercisable for 462,843 ordinary shares. Similarly, if on the Adjustment Date the stock price is at least $2.60, the Series B Warrants will be not become exercisable into any ordinary shares.

The closing of the offering is expected to take place on or about July 10, 2018, subject to the satisfaction of customary closing conditions.

On April 6, 2018, the Company entered into a letter agreement with FT Global Capital, Inc., as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent has agreed to act as placement agent on a best efforts basis in connection with the above offering. The Company has agreed to pay the Placement Agent an aggregate fee equal to 7.5% of the gross proceeds from the sale of ordinary shares and related warrants in this offering. The Company has also agreed to issue to the Placement Agent a warrant to purchase a number of ordinary shares equal to 6.0% of the aggregate number of ordinary shares sold in this offering, which warrant will have an exercise price of $2.60 per share and will terminate on the four-year anniversary of the closing of the offering. The Placement Agent warrant will be on substantially the same terms as the warrants issued pursuant to the purchase agreement. The Company also agreed to reimburse the Placement Agent for certain expenses, including $15,000 for fees and expenses related to “blue sky” counsel and $25,000 for additional legal expenses.

The ordinary shares, warrants to purchase ordinary shares (including the warrant to be issued to the Placement Agent), and ordinary shares issuable upon exercise of the warrants (including the warrant to be issued to the Placement Agent) will be issued pursuant to a prospectus supplement filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-223465), which was declared effective by the SEC on March 22, 2018.

A copy of the letter agreement, form of securities purchase agreement and form of warrant are attached hereto as Exhibits 4.1, 4.2 and 4.3, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the letter agreement, securities purchase agreement and the warrants are subject to, and qualified in their entirety by, such documents.

On July 6, 2018, the Company issued a press release announcing the offering. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA LENDING CORPORATION

July 6, 2018	By:	/s/ Li Jingping
Li Jingping
President and Chief Executive Officer

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Exhibit Index

Exhibit Number	Description

4.1	Letter Agreement, dated April 6, 2018, by and between China Lending Corporation and FT Global Capital, Inc.

4.2	Form of Securities Purchase Agreement, dated July 6, 2018, by and between China Lending Corporation and certain investors identified therein

4.3	Form of Warrant

99.1	Press release dated July 6, 2018

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